U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2006

XYRATEX LTD

(Registrant’s name)

Langstone Road
Havant
PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2006
Q2 Revenues $288.9 million, up 70.3% Year over Year

Havant, UK — June 21, 2006 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the second fiscal quarter ended May 31, 2006. Revenues for the second quarter were $288.9 million, an increase of 70.3% compared to revenues of $169.6 million for the same period last year.

For the second quarter, GAAP net income was $24.6 million, or $0.83 per diluted share, compared to GAAP net income of $11.1 million, or $0.38 per diluted share, in the same period last year. Non-GAAP net income increased 95.7% to $25.5 million, or a diluted earnings per share of $0.85, compared to non-GAAP net income of $13.0 million, or $0.45 per diluted share, in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Unaudited Condensed Consolidated Statements of Cash Flows”, below.

Gross profit margin in the second quarter was 21.5%, compared to 22% in the same period last year, primarily due to factors affecting the margin of our Storage and Network Systems products, particularly RoHS (Restriction on certain Hazardous Substances) compliance, transfer of the Networking Ethernet X-Card business to Napatech, and customer and product mix.

Revenues from sales of our Storage and Network Systems products were $153.7 million as compared to $100.6 million in the second quarter last year, an increase of 53%. Gross profit margin in the Storage and Network Systems business was 13.3% as compared to 16% in the second quarter last year. Revenues from sales of our Storage Infrastructure products were $135.1 million as compared to $69.0 million in the second quarter last year, an increase of 96%. Gross profit margin in the Storage Infrastructure business was 30.9%, essentially unchanged from 30.7% in the second quarter last year.

“Xyratex had an outstanding quarter with record revenue and earnings. We executed very well and were able to meet the strong demand from our customers, while continuing to invest in technologies and resources that will position us for growth going forward,” said Steve Barber, CEO of Xyratex. “Our priorities for the remainder of 2006 include strategic investment in new growth opportunities, improving our margin structure in our Storage and Networking Systems business and securing new customers. We feel we are well positioned to capitalize on the positive industry dynamics that are creating significant demand for our storage products.”

Business Highlights

•                  We announced availability and volume shipments of the F5402E 4Gb FC-SAS/SATA RAID system and SATA II drive support in the 4Gb RS-1602-F4 SBOD. The F5402E is the industry’s first OEM product to offer a single, integrated 4Gb RAID system with FC connectivity and SAS/SATA drives. The F5402E enables OEMs and Solution Integrators to create both primary and secondary data environments in one solution; providing maximum flexibility in a cost-effective, ultra-high performance solution with the scalability and functionality necessary for today’s most rigorous applications.

•                  We announced the appointment of industry veteran John Casalaspi as senior vice president of worldwide sales for the Storage and Network Systems division.

•                  We secured a new design win with Autodesk Inc., as well as with a number of other Tier 2 and Tier 3 customers. We also broadened our relationships with Compellent Inc. Technologies, Gateway and Omneon Video Networks.

•                  We were granted an extension to our beneficial tax status in Malaysia until 2012, which we anticipate will enable us to maintain our current tax rate.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the third quarter of 2006 is projected to be in the range $233 to $248 million.

•                  Fully diluted earnings per share is anticipated to be between $0.37 and $0.47 on a GAAP basis in the third quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.44 and $0.54. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets and related taxation expense.

Conference Call/Webcast Information

The company will host a conference call to discuss its results at 2:00 p.m. PT/5:00 p.m. ET on Wednesday, June 21, 2006.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States                     (800) 591-6944
Outside the United States  (617) 614-4910
Passcode                            59935802

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through June 28, 2006 as follows:
United States                       (888) 286-8010
Outside the United States    (617) 801-6888
Passcode                              89480798

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the third quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts” or “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of modular enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia. For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Xyratex Public Relations
Curtis Chan
CHAN & ASSOCIATES, INC.
Tel: +1 (714) 447-4993
Email: cj_chan@chanandassoc.com

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$153,738	$100,591	$282,568	$189,422
Storage Infrastructure	135,144	69,013	196,831	122,705
Total revenues	288,882	169,604	479,399	312,127

Cost of revenues	226,853	132,353	379,801	245,193
Gross profit:
Storage and Network Systems	20,504	16,081	40,015	30,250
Storage Infrastructure	41,778	21,170	59,944	36,684
Equity compensation	(253)	-	(361)
Total gross profit	62,029	37,251	99,598	66,934
Operating expenses:
Research and development	19,402	12,858	35,864	23,420
Selling, general and administrative	15,955	9,105	28,818	17,700
Amortization of intangible assets	1,185	328	2,375	726
In process research and development	-	2,230	-	2,230
Total operating expenses	36,542	24,521	67,057	44,076
Operating income	25,487	12,730	32,541	22,858
Other income	1,965	—	1,965	—
Interest income, net	233	320	438	669
Income before income taxes	27,685	13,050	34,944	23,527
Provision for income taxes	3,109	2,000	3,931	3,034
Net income	24,576	11,050	31,013	20,493

Net earnings per share:
Basic	$0.86	$0.39	$1.08	$0.73
Diluted	$0.83	$0.38	$1.05	$0.71

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,670	28,372	28,589	28,246
Diluted	29,739	29,089	29,511	28,993

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31, 2006	November 30, 2005
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$47,356	$41,240
Accounts receivable, net	113,238	82,449
Inventories	123,579	71,543
Prepaid expenses	2,452	2,244
Deferred income taxes	8,093	6,480
Other current assets	6,650	3,236
Total current assets	301,368	207,192
Property, plant and equipment, net	32,207	25,643
Intangible assets, net	53,551	50,904
Deferred income taxes	11,170	17,551
Total assets	$398,296	$301,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$122,985	$79,927
Acquisition note payable	3,000	3,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	12,338	13,620
Deferred revenue	27,362	16,434
Income taxes payable	606	421
Other accrued liabilities	21,475	15,506
Total current liabilities	191,766	132,908
Long-term debt	5,000	7,000
Total liabilities	196,766	139,908

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,723 and 28,437 issued and outstanding	287	284
Additional paid-in capital	340,032	333,886
Accumulated other comprehensive income (loss)	1,630	(1,356)
Accumulated deficit	(140,419)	(171,432)
Total shareholders’ equity	201,530	161,382
Total liabilities and shareholders’ equity	$398,296	$301,290

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31, 2006	May 31, 2005
	(US dollars in thousands)
Cash flows from operating activities:
Net income from continuing operations	$31,013	$20,493
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation	4,421	3,166
Amortization of intangible assets	2,375	726
Non-cash equity compensation	3,324	381
Bonus paid by trust	—	144
Other income — disposal of product line	(1,965)	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(30,789)	(15,291)
Inventories	(52,036)	(18,696)
Prepaid expenses and other current assets	(1,219)	(1,658)
Accounts payable	43,058	21,715
Employee compensation and benefits payable	(1,282)	284
Deferred revenue	10,928	1,069
Income taxes payable	185	(160)
Deferred income taxes	4,388	4,104
Other accrued liabilities	5,095	(1,364)
Net cash provided by operating activities	17,496	14,913

Cash flows from investing activities:
Investments in property, plant and equipment	(10,985)	(4,524)
Disposal of product line	1,965	—
Acquisition of business, net of cash received	(3,185)	(5,131)
Net cash used in investing activities	(12,205)	(9,655)

Cash flows from financing activities:
Net payments of long-term borrowings	(2,000)	(2,000)
Payment of acquisition note payable	—	(2,000)
Proceeds from issuance of shares	2,825	1,842
Net cash provided by (used in) financing activities	825	(2,158)
Change in cash and cash equivalents	6,116	3,100
Cash and cash equivalents at beginning of period	41,240	63,495
Cash and cash equivalents at end of period	$47,356	$66,595

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS
TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP May 31, 2006	Non-GAAP Adjustment (a)	Non-GAAP May 31, 2006
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$153,738		$153,738
Storage Infrastrucure	135,144		135,144
Total revenues	288,882		288,882

Cost of revenues	226,853	(253)	226,600
Gross profit:
Storage and Network Systems	20,504		20,504
Storage Infrastrucure	41,778		41,778
Equity compensation	(253)	253	—
Total gross profit	62,029		62,282
Operating expenses:
Research and development	19,402	(534)	18,868
Selling, general and administrative	15,955	(1,168)	14,787
Amortization of intangible assets	1,185	(1,185)	—
Total operating expenses	36,542		33,655
Operating income	25,437		28,627
Other income	1,965		(1,965)
Interest income, net	233		233
Income before income taxes	27,685		28,860
Provision for income taxes	3,109	255	3,364
Net income	24,576		25,496

Net earnings per share:
Basic	$0.86		$0.89
Diluted	$0.83		$0.85

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,670		28,670
Diluted	29,739	373	30,112

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS
TO NON-GAAP NET INCOME

	Six Months Ended
	GAAP May 31, 2006	Non-GAAP Adjustment (a)	Non-GAAP May 31, 2006
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$282,568		$282,568
Storage Infrastrucure	196,831		196,831
Total revenues	479,399		479,399

Cost of revenues	379,801	(361)	379,440
Gross profit:
Storage and Network Systems	40,015		40,015
Storage Infrastructure	59,944		59,944
Equity compensation	(361)	361	—
Total gross profit	99,598		99,959
Operating expenses:
Research and development	35,864	(819)	35,045
Selling, general and administrative	28,818	(2,144)	26,674
Amortization of intangible assets	2,375	(2,375)	—
Total operating expenses	67,057		61,719
Operating income	32,541		38,240
Other income	(1,965)		—
Interest income, net	438		438
Income before income taxes	34,944		38,678
Provision for income taxes	3,931	953	4,884
Net income	31,013		33,794

Net earnings per share:
Basic	$1.08		$1.18
Diluted	$1.05		$1.13

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,589		28,589
Diluted	29,511	305	29,816

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS
TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP May 31, 2005	Non-GAAP Adjustment (a)	Non-GAAP May 31, 2005
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$100,591		$100,591
Storage Infrastrucure	69,013		69,013
Total revenues	169,604		169,604

Cost of revenues	132,353		132,353
Gross profit:
Storage and Network Systems	16,081		16,081
Storage Infrastrucure	21,170		21,170
Total gross profit	37,251		37,251
Operating expenses:
Research and development	12,858		12,858
Selling, general and administrative	9,105	(191)	8,914
Amortization of intangible assets	328	(328)	—
In process research and development	2,230	(2,230)	—
Total operating expenses	24,521		21,772
Operating income	12,730		15,479
Interest income, net	320		320
Income before income taxes	13,050		15,799
Provision for income taxes	2,000	767	2,767
Net income	11,050		13,032

Net earnings per share:
Basic	$0.39		$0.46
Diluted	$0.38		$0.45

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,372		28,372
Diluted	29,089		29,089

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS
TO NON-GAAP NET INCOME

	Six Months Ended
	GAAP May 31, 2005	Non-GAAP Adjustment (a)	Non-GAAP May 31, 2005
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$189,422		$189,422

Storage Infrastrucure	122,705		122,705
Total revenues	312,127		312,127

Cost of revenues	245,193		245,193
Gross profit:
Storage and Network Systems	30,250		30,250
Storage Infrastrucure	36,684		36,684
Total gross profit	66,934		66,934
Operating expenses:
Research and development	23,420		23,420
Selling, general and administrative	17,700	(381)	17,319
Amortization of intangible assets	726	(726)	—
In process research and development	2,230	(2,230)	—
Other income	—		—
Total operating expenses	44,076		40,739
Operating income	22,858		26,195
Interest income, net	669		669
Income before income taxes	23,527		26,864
Provision for income taxes	3,034	887	3,921
Net income	20,493		22,943

Net earnings per share:
Basic	$0.73		$0.81
Diluted	$0.71		$0.79

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,246		28,246
Diluted	28,993		28,993

(a)    Non-GAAP Adjustment for the three and six month periods ended May 31, 2006 and May 31, 2005 includes non-cash amortization of intangible assets and non-cash equity compensation expense. Non-GAAP Adjustment for the three and six month periods ended May 31, 2006 also includes income from the sale of a product line. Non-GAAP Adjustment for the three and six month periods ended May 31, 2005 also includes in-process research and development expense. The Non-GAAP Adjustment for these periods also include the related tax effects.

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ RICHARD PEARCE
Name: Richard Pearce
Title: Chief Financial Officer

Date: June 21, 2006